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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
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GRI BIO, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
3622AW 106
(CUSIP Number)
c/o GRI Bio, Inc.
2223 Avenida De La Playa #208
La Jolla, CA 92037
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 21, 2023
(Date of Event Which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
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*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Albert Agro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 172,189
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 172,189
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,189
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Based on 2,957,093 shares of Common Stock (as defined below) outstanding as of April 21, 2023, as reported in the Company’s (as defined below) Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 21, 2023.

Item 1.	Security and Issuer.
This Schedule 13D is filed with the U.S. Securities and Exchange Commission (the “Commission”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of GRI Bio, Inc. (the “Issuer”). The Issuer’s principal executive officer is located at 2223 Avenida De La Playa #208, La Jolla, CA 92037.

Item 2.	Identity and Background.
(a.)This Schedule 13D is being filed on behalf of Albert Agro, Ph.D. (“Dr. Agro”). Dr. Agro is referred to herein as the “Reporting Person.”
(b.)The Reporting Person has a principal business address of 2223 Avenida De La Playa #208, La Jolla, CA 92037.
(c.)The Reporting Person is the Issuer’s Chief Medical Officer. The Issuer’s address is 2223 Avenida De La Playa #208, La Jolla, CA 92037.
(d.)During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e.)During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f.)The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
On April 21, 2023, pursuant to that Agreement and Plan of Merger, dated as of December 13, 2022, as amended on February 17, 2023 (the “Merger Agreement”), by and among the Issuer, GRI Bio, Inc., formerly known as Vallon Pharmaceuticals, Inc., GRI Operations, Inc., formerly known as GRI Bio, Inc., a Delaware corporation (“GRI”), and Vallon Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Merger Sub was merged with and into GRI (the “Merger”), with GRI surviving the Merger as a wholly owned subsidiary of the Company. In connection with the Merger, and immediately prior to the effective time of the Merger (the “Effective Time”), the Company effected a reverse stock split of the Company’s common stock at a ratio of 1-for-30 (the “Reverse Split”).
At the Effective Time, (a) each share of GRI common stock outstanding immediately prior to the Effective Time automatically converted solely into the right to receive a number of shares of the Issuer’s Common Stock equal to 0.0374 (the “Exchange Ratio”), (b) each option to purchase shares of GRI common stock outstanding immediately prior to the Effective Time converted into and became an option to purchase shares of the Issuer’s Common Stock, (c) each warrant to purchase shares of GRI common stock outstanding immediately prior to the Effective Time was assumed by the Issuer and converted into a warrant to purchase shares of the Issuer’s Common Stock, and (d) all rights with respect to GRI restricted stock awards were assumed by the Issuer and converted into restricted stock awards of the Issuer with the number of shares subject to each restricted stock award multiplied by the Exchange Ratio and rounded down to the nearest whole number.
Pursuant to the Merger Agreement and effective as of the Effective Time, taking into account the Exchange Ratio and including the effect of the Reverse Split, the Reporting Person owns an aggregate of 172,189 shares of Common Stock.
This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the exhibits filed in connection with this Schedule 13D, and are incorporated by reference in their entirety into this Item 3.

Item 4.	Purpose of Transaction.
The description of the Merger (as defined in Item 3) set forth in Item 3 above is incorporated by reference in its entirety into this Item 4. The Reporting Person acquired the shares of common stock of the Issuer as part of the Merger.
Other than as described in this Schedule 13D, Dr. Agro does not have any present positions, plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D; provided, that Dr. Agro may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such positions, plans or proposals.
Notwithstanding anything contained herein, Dr. Agro specifically reserves the right to change his intentions with respect to any or all of the matters referred to in this Statement.

Item 5.	Interest in Securities of the Issuer.
(a)and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.
The percentage of Common Stock reported owned by the Reporting Person is 5.82% and is based upon 2,957,093 shares of Common Stock outstanding as of April 21, 2023, as reported on the Issuer’s Current Report on Form 8-K filed with the Commission on April 21, 2023.
(c)Except as described herein (see Item 3), during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof.
(d)Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
(e)Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Also pursuant to the terms of the Merger Agreement, the Reporting Persons and certain other holders of the Issuer’s Common Stock (each, a “Lock-Up Party”) entered into a Lock-Up Agreement with the Issuer, pursuant to which each Lock-Up Party has agreed that, during the period commencing on the date of the respective Lock-Up and continuing to and including the date 90 days after the earliest of (x) the Registrable Securities (as in the Merger Agreement) may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), (y) the one year anniversary of the Pre-Merger Financing (as defined in the Merger Agreement) closing date, and (z) the date that the Resale Registration Statement (as defined in the Merger Agreement) has been declared effective by the SEC, except for certain exceptions, each such Lock-Up Party will not sell, offer to sell, pledge, or transfer any Issuer securities held by such Lock-Up Party, subject to certain limited exceptions. This description does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement, which was filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Commission on December 13, 2022 and is incorporated herein by reference.
Dr. Agro, Chief Scientific Officer of the Issuer, has entered into the Issuer’s form Indemnification Agreement. Pursuant to such form Indemnification Agreement, the Issuer agrees, in certain circumstances, to indemnify each officer and director against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement, incurred as a result of the fact that the officer or director, in his or her capacity as a director or officer of the Issuer, is made or threatened to be made a party to any suit or proceeding. This description is a summary of the terms of the Indemnification Agreement. This description does not purport to be complete and is qualified in its entirety by reference to the form Indemnification Agreement, which was filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Commission on April 21, 2023 and is incorporated herein by reference.
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

99.1	Agreement and Plan of Merger, dated as of December 13, 2022, by and among Vallon Pharmaceuticals, Inc., GRI Bio, Inc., and Vallon Merger Sub, Inc.

99.2
Amendment to Agreement and Plan of Merger, dated as of February 17, 2023, by and among Vallon Pharmaceuticals, Inc., Vallon Merger Sub, Inc., and GRI Bio, Inc. (Incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4/A, filed with the SEC on February 24, 2023).

99.3	Form of Lock-Up Agreement (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed with the SEC on December 13, 2023).
99.4	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on April 21, 2023).

99.5	Certificate of Incorporation of GRI Bio, Inc., as amended (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on April 21, 2023).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2023	By: /s/ Albert Agro
Albert Agro